SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.

(Name of Subject Company (Issuer))

Chart Acquisition Group LLC  (Offeror)
Joseph R. Wright  (Offeror)
Cowen Investments LLC  (Offeror)

The Chart Group, L.P. (Other)

RCG LV Pearl LLC (Other)

(Names of Filing Persons)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

161151 113
(CUSIP Number of Class of Securities)

Joseph R. Wright
c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(212) 350-8205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.
Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,247,690	$261.18

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 7,492,300 Warrants to purchase shares of common stock, par value $0.0001 per share, at the tender offer price of $0.30 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $116.20 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Chart Acquisition Group LLC (the “Sponsor”), Joseph R. Wright (“Mr. Wright”), Cowen Investments LLC (“Cowen” and, together with the Sponsor and Mr. Wright, the “Purchasers”), The Chart Group L.P., the managing member of the Sponsor, and RCG LV Pearl LLC, the sole member of Cowen and a subsidiary of Cowen Group, Inc. (together with the Purchasers and Chart Group L.P., the “Filing Persons”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Purchasers’ offer to purchase for cash up to 7,492,300 of the warrants of Chart Acquisition Corp. (the “Company”), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share (the “Warrants”), at a price of $0.30 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $2,247,690. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated February 11, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the Company is Chart Acquisition Corp. The address of the Company’s principal executive office is c/o The Chart Group, L.P., 555 5th Avenue, 19th Floor, New York, NY 10017; telephone (212) 350-8205.

(b) Securities.

This Schedule TO relates to the Company’s outstanding Warrants. As of February 11, 2015, the date of commencement of the tender offer, there were issued and outstanding 7,875,000 Warrants, including 7,500,000 Warrants issued in the Company’s initial public offering (“IPO”) (including 7,700 Warrants acquired by the Purchasers on September 12, 2014 pursuant to the Initial Warrant Tender Offer (as defined in the Offer to Purchase)) and 375,000 Warrants issued in a private placement that was consummated simultaneously with the IPO. All such Warrants have an exercise price of $11.50 per share.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “The Offer – Section 7. Price Range of Common Stock, Warrants and Units; Dividends” is incorporated herein by reference.

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Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Filing Persons are Chart Acquisition Group LLC, The Chart Group, L.P., Joseph R. Wright, Cowen Investments LLC and RCG LV Pearl LLC.

The business address and telephone number of the Sponsor, The Chart Group, L.P., and Mr. Wright are the business address and telephone number of the Company set forth under Item 2(a) above. The business address of Cowen and RCG LV Pearl LLC is c/o RCG LV Pearl LLC, 599 Lexington Avenue, New York, NY 10022, and the telephone number is (646) 562-1000.

The Sponsor is the sponsor of the Company (and currently owns 11.2% of the issued and outstanding shares of the Company’s common stock). Mr. Wright is the Chairman and Chief Executive Officer of the Company. Consequently, the Sponsor and Mr. Wright are affiliates of the Company. Cowen is an affiliate of Cowen and Company, LLC, one of the lead underwriters of the Company’s initial public offering. The Chart Group, L.P. is the managing member of the Sponsor. RCG LV Pearl LLC is the sole member of Cowen and a subsidiary of Cowen Group, Inc.

(b) Business and Background of Entities.

The principal business of the Sponsor, a Delaware limited liability company, is to act as the sponsor of the Company. The principal business of The Chart Group, L.P., a Delaware limited partnership, is to provide merchant banking services. The principal business of Cowen Investments LLC, a Delaware limited liability company, is to make private investments and to engage in any lawful activity in connection therewith. The principal business of RCG LV Pearl LLC, a Delaware limited liability company, is to acquire, hold and dispose of direct or indirect equity and debt investments and to engage in any lawful activity in connection therewith.

During the last five years, none of the Sponsor, The Chart Group, L.P., Cowen or RCG LV Pearl LLC has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons.

(1) The information set forth in the section of the Offer to Purchase titled “Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(2) The information set forth in the section of the Offer to Purchase titled “Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(3) The information set forth in the section of the Offer to Purchase titled “Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(4) The information set forth in the section of the Offer to Purchase titled “Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(5) Mr. Wright is a citizen of the United States.

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Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 1. Number of Warrants; Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 1. Number of Warrants; Purchase Price; No Proration,” and “– Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 6. Conditions of the Offer” and “– Section 13. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer – Section 3. Procedures for Tendering Warrants” and “The Offer – Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer – Section 10. Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

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Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “– Section 9. Interests of Directors and Executive Officers; Certain Agreements,” and “– Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “– Section 9. Interests of Directors and Executive Officers; Certain Agreements,” and “– Section 11. Important Information Concerning the Company – Directors and Executive Officers” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “– Section 11. Important Information Concerning the Company” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer – Section 2. Purposes of the Offer; Certain Effects of the Offer,” “ – Section 7. Price Range of Common Stock, Warrants and Units; Dividends,” and “ – Section 11. Important Information Concerning the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer – Section 8. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer – Section 6. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

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Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer – Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer – Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer – Section 14. Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” and “The Offer– Section 9. Interests of Directors and Executive Officers; Certain Agreements” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer – Section 12. Certain Legal Matters; Regulatory Approvals,” “– Section 15. Miscellaneous,” and “Where You Can Find Additional Information” is incorporated herein by reference.

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Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated February 11, 2015.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(2)	Amended and Restated Warrant Agreement, dated September 12, 2014, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(3)*	Form of Second Amended and Restated Warrant Agreement
(d)(4)	Form of Amended and Restated Letter Agreement, dated September 9, 2014, by and among Chart Acquisition Corp., certain of its security holders and its officers and directors, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(5)*	Form of Second Amended and Restated Letter Agreement.
(d)(6)	Amended and Restated Investment Management Trust Agreement, dated September 5, 2014, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 5, 2014).
(d)(7)*	Form of Second Amended and Restated Investment Management Trust Agreement
(d)(8)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(9)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(10)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(11)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(12)	Form of Convertible Promissory Note, dated September 9, 2014 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(13)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(14)	Form of Promissory Note, dated February 4, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on February 5, 2015).
(d)(15)	Amended and Restated Escrow Agreement, dated September 12, 2014, by and among Chart Acquisition Group, LLC, Joseph R. Wright, Cowen Overseas Investment LP, Continental Stock Transfer & Trust Company, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(16)*	Form of Second Amended and Restated Escrow Agreement.
(d)(17)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(d)(18)	Supporting Stockholder Agreement, dated January 5, 2015, by and among Tempus Applied Solutions LLC, the Members’ Representative and the stockholders of Chart Acquisition Corp. named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(d)(19)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(g)	Preliminary Proxy Statement of the Company (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by Chart Acquisition Corp. on February 6, 2015).
(h)	Not applicable.

*Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

CHART ACQUISITION GROUP LLC

By:	/s/ Michael LaBarbera
Name: Michael LaBarbera
Title: Manager

JOSEPH R. WRIGHT

/s/ Joseph R. Wright

COWEN INVESTMENTS LLC

By:	/s/ Owen Littman
Name: Owen Littman
Title: Authorized Signatory

THE CHART GROUP, L.P.

By:	/s/ Michael LaBarbera
Name: Michael LaBarbera
Title: Manager

RCG LV PEARL LLC

By:	/s/ Owen Littman
Name: Owen Littman
Title: Authorized Signatory

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated February 11, 2015.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(2)	Amended and Restated Warrant Agreement, dated September 12, 2014, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(3)*	Form of Second Amended and Restated Warrant Agreement
(d)(4)	Form of Amended and Restated Letter Agreement, dated September 9, 2014, by and among Chart Acquisition Corp., certain of its security holders and its officers and directors, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(5)*	Form of Second Amended and Restated Letter Agreement.
(d)(6)	Amended and Restated Investment Management Trust Agreement, dated September 5, 2014, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 5, 2014).
(d)(7)*	Form of Second Amended and Restated Investment Management Trust Agreement
(d)(8)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(d)(9)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(10)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(11)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(d)(12)	Form of Convertible Promissory Note, dated September 9, 2014 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(13)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(14)	Form of Promissory Note, dated February 4, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on February 5, 2015).
(d)(15)	Amended and Restated Escrow Agreement, dated September 12, 2014, by and among Chart Acquisition Group, LLC, Joseph R. Wright, Cowen Overseas Investment LP, Continental Stock Transfer & Trust Company, Deutsche Bank Securities, Inc. and Cowen and Company, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Chart Acquisition Corp. on September 12, 2014).
(d)(16)*	Form of Second Amended and Restated Escrow Agreement.
(d)(17)	Agreement and Plan of Merger, dated January 5, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, the Chart Representative and the Warrant Offerors (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(d)(18)	Supporting Stockholder Agreement, dated January 5, 2015, by and among Tempus Applied Solutions LLC, the Members’ Representative and the stockholders of Chart Acquisition Corp. named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(d)(19)	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on January 7, 2015).
(g)	Preliminary Proxy Statement of the Company (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by Chart Acquisition Corp. on February 6, 2015).
(h)	Not applicable.

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